Exhibit 21

SUBSIDIARIES OF AKRION, INC.

Name	Jurisdiction
Goldfinger Technologies, LLC	Delaware
Akrion Technologies, Inc.	Delaware
SCP Services, Inc.	Delaware
Akrion (s) Pte Ltd.	Singapore
Akrion Korea Ltd.	Korea
Akrion Taiwan Co., Ltd.	Taiwan
Akrion (M) Sdn Bhd Malaysia Ltd.	Malaysia
SCP Global Technologties Israel Ltd.	Israel
SCP Korea YH	Korea
SCP Global Technologies Asian, Pte. Ltd	Singapore
SCP Global Technologies Taiwan Ltd.	Taiwan
Akrion GmbH	Germany